August 1, 2008


Ms. Jill Davis
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549

RE: Oliver Creek Resources, Inc.
    Form 10-K for Fiscal Year Ended January 31, 2008
    Filed April 17, 2008
    Response Letter dated July 24, 2008
    Form 10-K/A for Fiscal Year Ended January 31, 2008
    Filed July 25, 2008
    File No. 333-132258

Dear Ms. Davis:

In response to your letter of July 31, 2008 we acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * the comments or changes in to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Bruce Thomson
----------------------------
Bruce Thomson, President